September 19, 2007
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington DC, 20549-0306

Re:	Motorcar Parts of America, Inc.
Registration Statement on Form S-1
Filed July 26, 2007
And Documents Incorporated by Reference
File No. 333-144887
Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2006
Form 8-K dated August 9, 2007
File No. 000-23538
Dear Mr. Mancuso:
     We have enclosed Motorcar Parts of America, Inc.’s response to the SEC’s August 16, 2007 comment letter with respect to the above referenced filings with the SEC. This correspondence, dated September 19, 2007 is the original response to that comment letter.
     Please direct any additional comments or inquiries with respect to this matter to the undersigned, via telephone at (310) 972-4001 or fax at (310) 972-5154.
Thank you.
Sincerely,
//ss// Mervyn McCulloch
Mervyn McCulloch
Chief Financial Officer

cc:	Securities and Exchange Commission
Kate Tillan, Assistant Chief Accountant
Martin James, Senior Assistant Chief Accountant
Tim Buchmiller, Staff Attorney

Motorcar Parts of America, Inc.
September 19, 2007

Form S-1 filed July 26, 2007
Incorporation of Certain Information by Reference, page 19
1.	Please update the financial statements and other portions of the document as required by Item 3-12 of Regulation S-X and Items 301 and 302 of Regulation S-K.
Company Response:
We will update the financial statements and other portions of the document as required by Item 3-12 of Regulation S-X and Items 301 and 302 of Regulation S-K. We will make the amended filings prior to requesting that the registration statement be declared effective.
Selling Stockholders, page 8
2.	We note that the second column of your selling stockholders table indicates beneficial ownership as of May 17, 2007. In light of your private placement on May 23, 2007, please update the beneficial ownership information for the selling stockholders as of a more recent date.
Company Response:
We will update the beneficial ownership information for the selling stockholders as of July 16, 2007, the latest date for which outstanding share numbers were available prior to the filing of the registration statement.
Exhibit 23.2
3.	Please include a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.
Company Response:
We will include a currently dated and signed consent from our independent registered public accounting firm prior to requesting effectiveness.
Form 10-Q for the Quarterly Period Ended June 30, 2007
Financial Statements, page 3
Consolidated Statements of Cash Flows, page 5
4.	Please reconcile the amount of the change in other current liabilities of $722,000 in Amendment No. 2 to your Form 10-Q for the period ended June 30, 2006, with the amount of $527,000 presented here for the similar line item. It appears that the difference is now reflected as the change in the asset account for long-term core deposit.
Company Response:
The table below reconciles certain amounts provided in the Consolidated Statements of Cash Flows for the three months ending June 30, 2006 which appeared in Amendment No. 2 to our Form 10-Q for the period ended June 30, 2006 to the comparable amounts which appeared in our Form 10-Q for the period ended June 30, 2007. It also includes the corrected information for the three months

Motorcar Parts of America, Inc.
September 19, 2007

ended June 30, 2006 that was included in the S-1.

The changes to “Other current liabilities” and “Long-term core deposit” reflected below were made to provide comparable statements of cash flows between the more recent period ended June 30, 2007 and the prior year period ended June 30, 2006. The new balance in “Long-term core deposit” of $195,000 represents the value of Remanufactured Cores we purchased. (See definition in our response to the Staff’s comment 7.)

The change in the “Other current liabilities” line balance was made in error. In breaking out the comparable change in the “Long-term core deposit” line balance for the period ended June 30, 2006, we offset the “Other current liabilities” line. This offset should have been made to the “Other assets” line.

The error will be corrected in all future filings.

	Per 2006 10Q/A - 2		Per 2007 10Q		As Corrected
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30,		June 30,		June 30,
	2006		2006		2006
Other assets	(213,000)	—	(213,000)	195,000	(18,000)
Long-term core deposit	—	(195,000)	(195,000)	—	(195,000)
Other current liabilities	(722,000)	195,000	(527,000)	(195,000)	(722,000)

5.	We note that you now reflect adjustments for the provision for customer finished goods returns accruals, provision for customer allowances earned and provision for customer payment discrepancies to reconcile net income to net cash used in operating activities. The amounts presented for 2007 appear to represent the net change in these accounts from March 31, 2007 and not just the portion that may have impacted your statement of operations. For example, we note that the amount of the adjustment presented for provision for customer allowances earned does not agree to the amount shown as total customer allowances recorded as a reduction of revenues in the table on page 12. Please show us how the amounts represent the provision or recovery reflected in your statement of operations for the period, or revise the statement of cash flows to comply with SFAS 95. Please refer to Example 1 in Appendix C of SFAS 95.
Company Response:
In following the guidance set forth in SFAS 95, we have consistently used the indirect or reconciliation method outlined in paragraph 28 rather than the direct method outlined in paragraph 27.

In all quarterly filings prior to the Form 10-Q for the period ended June 30, 2007, period changes in (i) the provision for customer finished goods returns accruals, (ii) the provision for contractual customer allowances earned and (iii) the provision for customer payment discrepancies were reflected in the net change in net accounts receivable during the interim period.

Because these accounts represent adjustments to our gross revenue balance to arrive at net revenue recognized, shifts in the timing of these offsets materially impact the period end balances in net accounts receivable. We decided, therefore, to disclose each of these significant accounts receivable offset accounts separately in the statement of cash flows beginning with our Form 10-K for the period ended March 31, 2007 and continuing with our Form 10-Q for the three months ended June 30, 2007.

In hindsight, this approach does not comply with SFAS 95. Since (i) the provision for customer finished goods returns accrual and (ii) the provision for contractual customer allowances earned represent amounts which offset gross revenue (i.e. – SFAS 48 adjustments for finished good returns

Motorcar Parts of America, Inc.
September 19, 2007

and sales incentives, which effectively reduce sales prices to customers) to derive reported net revenue the separate disclosure of the related balances are not required under SFAS 95. We will correct the cash flow statement and these items will no longer be separated from the “Change in current assets and liabilities — Accounts receivable” line item in all revised or future filings.

The provision for customer payment discrepancies was reported in our cash flow statement as a net change from March 31, 2007, the beginning of the period. We agree that this presentation does not comply with the requirements of SFAS 95. We will correct the cash flow statement so that it appropriately reflects the provision for or recovery of customer payment discrepancies for the three months ended June 30, 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations for the Three Months Ended June 30, 2007 and 2006, page 24
6.	With reference to the disclosure in the first paragraph on page 25, please tell us how your gross profit percentage was impacted by an increase “in the value of on-hand inventory associated with the increase in [your] standard costs.”
Company Response:
The disclosure states: “Our gross profit percentage was also positively impacted by the increase in the value of on-hand inventory associated with the increase in our standard cost of materials.”

In hindsight, this disclosure was incorrect. We adjusted the standard costs to actual costs for our inventory at quarter-end. This did not, however, affect our gross profit percentage in the three months ended June 30, 2007 compared to the three months ended June 30, 2006.

The increase in our gross profit percentage was due to the lower per unit manufacturing costs at our Mexican facility as disclosed on page 25 of our Form 10-Q for the period ended June 30, 2007. In revised or future filings we will use a correct and more detailed explanation to describe impacts on our gross profit percentage.
Form 10-K for the Fiscal Year Ended March 31, 2007
General
7.	We note your discussions regarding purchases and sales of cores. It appears that there is a difference between a “dirty/used core” that has been returned or will be returned to you for remanufacturing and the concept of a “core component" that is included in a finished good. Please revise your discussions throughout the filing to use terms that clearly identify the nature of the core being discussed. For example, it is not clear from the discussion in the fourth paragraph under ‘Multi-Year Inventory Transactions’ on page 5 whether you are referring to a “dirty/used core” or the “core component” within a finished good - i.e., a remanufactured alternator or starter. Otherwise, advise us.
Company Response:
There is a difference between a “used or dirty core” that has been or will be returned to us as a source of raw material in the remanufacturing process and a “core component or core portion” of a finished remanufactured alternator or starter. We recognize that to a reader unfamiliar with the remanufacturing process, the use of the term “core” without further description may not be clear even given the surrounding context in which it is used.

Motorcar Parts of America, Inc.
September 19, 2007

We will add to any revised or future filings a “Glossary” or “Definition of Terms” section which will contain at least the following two items:
“Used Core” or “Dirty Core” — An alternator or starter core which has already been used in the operation of a vehicle. Used Cores are an important raw material in the remanufacturing process. We obtain most Used Cores by providing credits to our customers for Used Cores returned to us. Our customers receive these Used Cores from consumers who deliver a Used Core to obtain credit upon the purchase of a newly remanufactured alternator or starter. If sufficient Used Cores cannot be obtained from our customers, we will purchase Used Cores from core brokers, who are in the business of buying and selling Used Cores. The Used Cores have been physically returned to us and are part of our on-hand raw material or work-in-process inventory.

“Remanufactured Core” – The core portion of an alternator or starter that has gone through the remanufacturing process and through that process has become part of a newly remanufactured alternator or starter. The remanufacturing process takes a Used Core, breaks it down into its component parts (“core component” or “portion of a core”), replaces those components that can not be reused and reassembles these components and additional components into a remanufactured alternator or starter. The Remanufactured Core is an integral component of a newly remanufactured alternator or starter. Remanufactured Cores include cores in our on-hand finished goods inventory and cores in the remanufactured finished good product held for sale at the customers’ locations. Used Cores that have been returned by end-users to customers but have not yet been returned to us are recorded on our books as Remanufactured Cores until they are physically received.
We apply the same inventory policies regardless of whether a core is a Used Core or a Remanufactured Core. Similarly, the customer’s credit value in a specific core is the same whether it is held by them as a “Used Core” or as a “Remanufactured Core”.

The term “core” is used throughout the filing. We will review and revise our discussions throughout the filing to use the defined terms that clearly identify the nature of the core being discussed. For example, in the fourth paragraph under ‘Multi-Year Inventory Transactions” on page 5 of our Form 10-K for the period ended March 31, 2007, we are referring to a Remanufactured Core. This Remanufactured Core is not expected to be returned to us as a raw material. Rather, a similar Used Core will be received by us once the consumer purchases a finished good containing the related Remanufactured Core and returns a Used Core to our customer which our customer then returns to us.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policies, page 18
8.	We note that you continue to refer to standard costs. Please revise this section and your accounting policies in Note B to the financial statements to comply with Chapter 4, including footnote 3, of ARB 43 which requires you to include descriptive language, if true, to indicate that standard cost approximates costs determined using a GAAP approved method.
Company Response:
We will revise our Critical Accounting Policies and our Note B to disclose our compliance with Chapter 4, including footnote 3, of ARB 43. The revised text is set forth in our response to the Staff’s comment 16.
9.	Please tell us and disclose how you determine cost using an average costing method for purposes of valuing your inventory since you obtain most of your core inventory from customer exchanges. In this regard,

Motorcar Parts of America, Inc.
September 19, 2007

please clarify how the determination of average cost is different from your calculation of market value using “current replacement cost based on average purchase prices for cores.”
Company Response:
Non-Core Raw Materials:

Raw materials are recorded at average cost, which is based on the actual purchase price of raw material on hand. The average is updated quarterly. This average cost is a standard in the inventory costing process and is the basis for allocation of materials to finished goods during the production process.

Used Core and Remanufactured Core Inventory:

Core inventory is recorded at average historical purchase price determined based on actual purchases of inventory on hand. The cost and market value of cores for which sufficient recent purchases have occurred are deemed the same as the purchases are made in arms length transactions.

Core Inventory recorded at average purchase price is primarily made up of cores for newer products related to more recent automobile models or products for which there is a less liquid market. We must purchase these Used Cores from core brokers because our customers do not have a sufficient supply of these newer cores available for the core exchange program.

Approximately 15% to 25% of Used Cores are obtained in these core broker transactions and are valued based on average purchase price.

Inventory is recorded at the lower of cost or market value. In the absence of sufficient recent purchases, we use core broker price lists to assess whether core cost exceeds core market value on an item by item basis. This is known as our “Core Broker Policy”.

The primary reason for the insufficient recent purchases is that we obtain most of our Used Core inventory from the customer core exchange program.

We will revise our Critical Accounting Policies and our Note B to disclose the above information. The revised text is set forth in our response to the Staff’s comment 16.

10.	Please also tell us and disclose in more detail how you determine market value. Discuss how you apply lower of cost or market and whether it is applied at each reporting date. Discuss whether you apply lower of cost or market to the individual core parts.
Company Response:
As noted above in our response to the Staff’s comment 9, as long as there are sufficient recent purchases of a raw material including a Used Cores the average cost based on recent purchase prices from third parties is not materially different from the current replacement or market value of the raw material or core.
As also noted in our response to the Staff’s comment number 9, cores are recorded at the lower of cost or market. In the absence of sufficient recent purchases, we use quotes from core broker price lists as a basis for market value. Each reporting period we consider the impact of market fluctuations for core inventory. Additionally, we review the value of core inventory subject to our Core Broker Policy at fiscal year-end using quotes obtained from core brokers to determine market value. Quotes are used because the actual selling prices of cores are not published. Because the core market is relatively illiquid, we obtain quotes from three core brokers for each part number and compare the existing standard cost to the highest broker price. We believe the highest broker price most accurately reflects the cost we would expect to pay if we became an active buyer in this illiquid

Motorcar Parts of America, Inc.
September 19, 2007

market for that specific part number. If the cost of the core in the system exceeds the highest broker price quote the cost in the system is adjusted down to this market value. If the cost in the system is below the highest broker quote, the cost in the system is retained.

Based on historical adjustments in the average costs of Used Cores to market value using core broker price quotes, reviewing these average costs on a quarterly basis, rather than annually, would not have a material effect on the quarterly financial results.

This lower of cost or market methodology is also applied to individual Used Core parts.

We will revise our Critical Accounting Policies and our Note B to disclose the above information. The revised text is set forth in our response to the Staff’s comment 16.

11.	Please revise to describe in detail the methodology you use to estimate reserves for potentially excess and obsolete inventory. Discuss the subjectivity and judgment involved in establishing these reserves and the susceptibility of these estimates to change.
Company Response:
Our disclosure regarding estimating reserves for potentially excess and obsolete reserves will be revised as follows:
We provide an allowance for potentially excess and obsolete inventory based upon recent sales history, the quantity of inventory remaining on-hand, and a forecast of potential use of the inventory. We review inventory on a monthly basis to identify excess quantities and part numbers that are experiencing a reduction in demand. In general, part numbers with quantities representing a one to three-year supply are partially reserved at rates based upon management’s judgment and consistent with historical rates. Any part numbers with quantities representing more than a three-year supply are reserved at a rate that considers possible scrap and liquidation values and may be as high as 100% if no liquidation market exists for the part.

The quantity thresholds and reserve rates are subjective and are based on management’s judgment and knowledge of current and projected industry demand. The reserve estimates may, therefore, be revised if there are changes in the overall market for our product or in management’s judgment of the impact of market changes on our ability to sell or liquidate potentially excess or obsolete inventory.
Liquidity and Capital Resources, page 25
12.	Your statement in the first paragraph of the section that during the last five years you financed your operations through cash from operations does not appear to be consistent with the fact that you reported net cash used in operating activities in fiscal 2007 and 2006 in your statements of cash flows. Please revise the disclosure to clarify and eliminate any confusion. Similarly, in the second paragraph of this section, please revise the statement that you expect cash flows from operations to contribute to satisfying your future working capital needs, capital lease commitments and capital expenditure obligations over the next year or tell us why you believe this statement is appropriate given that you reported net cash used in operating activities in the prior two years.
Company Response:
To clarify and eliminate any confusion, we have revised our liquidity and capital resources disclosure as follows: “During the last three fiscal years, we financed our operations either through the use of our bank credit facility, the receivable discount programs we have with banks for two of our customers or a capital financing sale-leaseback transaction with our bank.”

Motorcar Parts of America, Inc.
September 19, 2007

We have also added disclosure as to why we believe we will generate net cash flows from operations in the current fiscal year: “We believe the proceeds from our recent private placement together with amounts available under our amended credit facility, cash flows from operations, and our cash and short term investments on hand are sufficient to satisfy our expected future working capital needs, capital lease commitments and capital expenditure obligations over the next year. Based upon our current projections we expect to generate cash flow from operations during the current fiscal year.”
Financial Statements, page 57
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, page 58
13.	We note that the report does not include your auditors’ opinion on management’s assessment of the effectiveness of internal control over financial reporting nor does it include your auditors’ opinion on the effectiveness of your internal control over financial reporting. Please have your auditors revise their report to include these opinions required by Item 308(b) of Regulation S-K.
Company Response:
We have been advised by our auditors that we will receive a revised opinion that is complete and in compliance with Item 308(b) of Regulation S-K.

14.	We further note that the last sentence on page 58 in the opinion may be incomplete as there is no period or other punctuation mark to indicate that the sentence has ended nor does it appear that a complete thought was expressed. Please have your auditor revise the opinion to ensure its completeness.
Company Response:
We have been advised by our auditors that we will receive a revised opinion that is complete and in compliance with Item 308(b) of Regulation S-K.
Consolidated Balance Sheets, page F-l
15.	In Amendment No. 1 to your March 31, 2006 Form 10-K, you reflect total inventory, net and inventory unreturned as of March 31, 2006 of $57,881,000 and $8,171,000, respectively. In your March 31, 2007 Form 10-K, you reflect inventory, net of $31,282,000 and inventory unreturned of $948,000. These amounts each decreased by $26,599,000 and $7,233,000, respectively. Further, we note that you added an account for long-term core inventory of $38,222,000 [$33,822,000 in the filed version of the Form 10-K for the period ended March 31, 2007] and long-term core deposit of $826,000 to your balance sheet as of March 31, 2006 in the March 31, 2007 Form 10-K. Clearly describe to us the circumstances surrounding the changes made to your balance sheets. Explain how they relate, if at all, to the reclassification of inventory you disclose and reconcile the March 31, 2006 inventory amounts presented in this Form 10-K to the inventory amounts presented in your 2006 Form 10-K/A.
Company Response:
The table below reconciles the amounts reported in our Consolidated Balance Sheet as of March 31, 2006 which appeared in Amendment No. 1 to our Form 10-K for the period ended March 31, 2006 to those amounts reported in our Form 10-K for the period ended March 31, 2007.
The changes noted in the comment above were made to provide balance sheet line item amounts as of March 31, 2006 that were comparable to the same balance sheet line item amounts as of March 31, 2007.

Motorcar Parts of America, Inc.
September 19, 2007

	Per 2006 10K/A			Per 2007 10K
	Fiscal Year Ended			Fiscal Year Ended
	March 31,			March 31,
	2006			2006
ASSETS
Current assets:
Cash	$400,000	$—		$400,000
Short term investments	660,000	—		660,000
Accounts receivable — net	13,902,000	—		13,902,000
Inventory— net	57,881,000	(26,599,000)	A	31,282,000
Income tax receivable	—	—		—
Deferred income tax asset	5,809,000	—		5,809,000
Inventory unreturned	8,171,000	(7,223,000)	A	948,000
Prepaid expenses and other current assets	918,000	—		918,000

Total current assets	87,741,000	(33,822,000)		$53,919,000
Plant and equipment — net	12,164,000	—		12,164,000
Long-term core inventory	—	33,822,000	A	33,822,000
Long-term core deposit	—	826,000	B	826,000
Deferred income tax asset	—	—		—
Other assets	1,231,000	(826,000)	B	405,000

TOTAL ASSETS	$101,136,000	$—		$101,136,000

A - Changes in total inventory-net and inventory unreturned line item amounts are directly related to the reclassification of long-term core inventory disclosed in paragraph 8 of section 4 of Note B to the consolidated financial statements included in the Form 10-K for the period ended March 31, 2007.

In the fourth quarter of fiscal 2007, we reclassified all of our core inventories to a long-term asset account. The determination of the long-term classification was based on our view that our core inventory no longer met the definition of a current asset, as defined in ARB 43.

Accounting guidance we considered in this determination included:

ARB 43, Chapter 3, Section A: Current Assets and Current Liabilities

FASB Current Text Section I78: Inventory

AICPA Technical Practice Aid TIS Section 2140: Inventory

According to ARB 43, current assets are defined as “...cash or other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” We believe that, although core components are physically consumed when they become part of the remanufactured units sold to customers, we experience economic consumption (meaning realization in cash) for only the core exchange program shortfall of approximately 4.5%. This shortfall represents the historical difference between the number of finished goods shipped to customers and the number of Used Cores returned to us by customers. We do not experience economic consumption for the remaining portion of the cores because the credits issued upon the return of Used Cores offset the amounts invoiced when the Remanufactured Cores included in finished goods were sold. We do not expect to experience economic consumption for the remaining portion of these cores until our relationship with a customer ends, a possibility that we consider remote based on existing long-term customer agreements and historical experience.

In the fourth quarter of fiscal 2007, the assessment of the timing of the realization of the core values changed due to changes in the economic nature of core transactions in the remanufactured alternator and starter aftermarket. Our retail customers, on whom we rely for a significant percentage of our

Motorcar Parts of America, Inc.
September 19, 2007

business, became increasingly less willing to pay for the Remanufactured Core portion of the product because it represented a non-income providing asset. Methods of offsetting or delaying the payment for, and carrying the cost of this core inventory included consignment programs like the POS arrangement, additional marketing allowances provided over longer contract periods, and payment holdbacks or longer terms to more closely tie the credits from Used Core returns with the payments for the original Remanufactured Core purchases.

We have recently agreed with several customers to purchase additional SKUs of cores in order to expand the product lines we sell to them and to receive the Used Cores so that we may fill future orders. (We refer to these as “core buybacks” even though we believe much of this inventory was sold to the customer by other vendors. This inventory is re-boxed into MPA boxes and remains at the customer’s locations). These agreements further emphasize the long-term period associated with the realization of cash from core sales.

For these reasons, we concluded that core inventory could no longer be classified as a current asset and should be reclassified to a long-term asset.

B - Because of the increased level of materiality of long-term core deposits as of March 31, 2007, we established a long-term core deposit line item in our fiscal 2007 balance sheet. To provide comparable information, the long-term core deposit balance as of March 31, 2006 was removed from the other asset line item and separately presented in the long-term core deposit line item. The fiscal 2007 increase in the long-term core deposit account is related to the recent core buybacks described above.

16.	Clearly describe to us the differences between the assets presented in the Inventory Unreturned, the Long-term Core Inventory and the Long-term Core Deposit captions of the balance sheet, as they relate to the cores used in your remanufacturing process. For example:
•	Tell us whether the amounts presented in Inventory Unreturned caption represent your estimate, based on historical data, of finished goods shipped to customers which you expect to be returned within one year. Does that amount include the value of dirty/used cores you expect to be returned to you within one year? If not, tell us and disclose where you now present that item on the balance sheet.

•	Tell us whether the amounts presented in the long-term core inventory caption represent “dirty/used” cores returned by your customers and currently held at your own and your customer’s facilities. Explain why the dirty/used cores are held at your customer’s facilities and have not been returned to you for remanufacturing.

•	Tell us whether the amounts presented in the long-term core deposit caption represents the credits you provided to your largest customer as consideration for its commitment to return in the future the “core component” included in the POS finished goods held in its inventory.

•	Tell us and revise Note B to disclose why the core inventory and the core deposit accounts have been classified as long-term assets. Describe the circumstances that indicate that the probable future economic benefits will not be realized in the normal operating cycle.

Motorcar Parts of America, Inc.
September 19, 2007

Company Response:
Bullet Point # 1

Inventory Unreturned represents our estimate, based on historical data and prospective information provided directly by customers, of finished goods shipped to customers that we expect to be returned after the balance sheet date. The balance includes only the added unit value of a finished goods (as previously mentioned, all cores are classified separately as long term assets). The return rate is calculated based on expected returns within a normal operating cycle, which is one year. Hence, the related amounts are classified in current assets.

Bullet Point # 2

Amounts presented in Long-term Core Inventory include:
•	Used Cores purchased from core brokers and held in inventory at our facilities,

•	Used Cores returned by our customers and held in inventory at our facilities,

•	Used Cores expected to be returned by our customers and held at their locations,

•	Remanufactured Cores held in finished goods inventory at our facilities; and

•	Remanufactured Cores held at the customers locations as a part of the finished goods sold to the customer. For these Remanufactured Cores, we expect the finished good containing the Remanufactured Core or a similar Used Core to be returned to us by the customer, in each case, for credit.
Used Cores expected to be returned by our customers are returned within a relatively short period of time following our authorization of the return. Among other things, customers have communicated logistical issues for timing delays (i.e. – shipping Used Cores from customer locations to distribution centers). This period of time is typically less than 30 days.

Remanufactured Cores held at our customers locations, however, are either returned under our General Right of Return as part of a finished good or must first be sold by our customer and replaced by a similar Used Core returned to our customer by the consumer, at which point the Used Core is returned to us by our customer. There is typically a delay between the time we ship a finished good to our customer and the return of a like Used Core. This lead time varies by customer and is the result of their own internal turnover and return processes.

Bullet Point # 3

Long-term Core Deposits represent the value of the Remanufactured Cores repurchased in contractual “core buybacks” that we have agreed to make with several of our customers. This includes Remanufactured Cores purchased for credits from our largest customer. These Remanufactured Cores are held at our customers’ facilities. As part of these buyback arrangements, the customer agrees to either return a similar Used Core or pay for the Remanufactured Core if our relationship with the customer is terminated.

Bullet Point # 4

The Core Inventory and Core Deposits have both been classified as long-term assets for the reasons described in our response to the Staff’s comment number 15.

Our disclosure in the Management Discussion and Analysis section of the Form 10-K for the period ended March 31, 2007 and Note B to the consolidated financial statements contained in that filing will be revised as follows:

Motorcar Parts of America, Inc.
September 19, 2007

Inventory, Inventory Unreturned, Long-term Core Inventory and Long-term Core Deposit

Inventory

Inventory is comprised of non-core raw materials, the non-core value of work-in-process and the non-core value of finished goods. Used Cores, the Used Core value of work-in-process and the Remanufactured Core portion of finished goods are classified as long-term core inventory as described later in this note.

Inventory is stated at the lower of cost or market. The cost of inventory approximates average historical purchase prices paid, and is based upon the direct costs of material and an allocation of labor and variable and fixed overhead costs. The cost of inventory is evaluated at least quarterly during the fiscal year and adjusted to reflect current lower of cost or market levels. These adjustments are determined for individual items of inventory within each of the three classifications of inventory as follows:
Non-core raw materials are recorded at average cost, which is based on the actual purchase price of raw material on hand. The average is updated quarterly. This average cost is a standard in the inventory costing process and is the basis for allocation of materials to finished goods during the production process.

Non-core work in process is in various stages of production, is on average 50% complete and is valued at 50% of the standard cost of a finished good. Non-core work in process inventory historically comprises less than 3% of the total inventory balance.

Finished goods cost includes the standard cost of non-core raw materials and allocations of labor and variable and fixed overhead. The allocations of labor and variable and fixed overhead costs are determined based on the average actual use of the production facilities over the prior twelve months which approximates normal capacity. This method prevents the distortion in standard costs that would occur during short periods of abnormally low or high production. In addition, we exclude certain unallocated overhead such as severance costs, duplicative facility overhead costs, and spoilage from the calculation of the standard costs and expenses them as period costs as required in Financial Accounting Standards Board (FASB) Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (FAS 151). For the year ended March 31, 2007, costs of approximately $216,000 were considered abnormal and thus excluded from the standard cost calculation.
We provide an allowance for potentially excess and obsolete inventory based upon recent sales history, the quantity of inventory remaining on-hand, and a forecast of potential use of the inventory. We review inventory on a monthly basis to identify excess quantities and part numbers that are experiencing a reduction in demand. In general, part numbers with quantities representing a one to three-year supply are partially reserved for at rates based upon management’s judgment and consistent with historical rates. Any part numbers with quantities representing more than a three-year supply are reserved for at a rate that considers possible scrap and liquidation values and may be as high as 100% if no liquidation market exists for the part.

The quantity thresholds and reserve rates are subjective and are based on management’s judgment and knowledge of current and projected industry demand. The reserve estimates may, therefore, be revised if there are changes in the overall market for our product or in

Motorcar Parts of America, Inc.
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management’s judgment of the impact of market changes on our ability to sell or liquidate potentially excess or obsolete inventory.

We apply the guidance provided by the Emerging Issues Task Force Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor ( EITF 02-16 ), by recording vendor discounts as a reduction of inventories that are recognized as a reduction to cost of sales as the inventories are sold.

Inventory Unreturned

Inventory Unreturned represents our estimate, based on historical data and prospective information provided directly by the customer, of finished goods shipped to customers that we expect to be returned after the balance sheet date. The balance includes only the added unit value of a finished goods (as previously mentioned, all cores are classified separately as long term assets). The return rate is calculated based on expected returns within a normal operating cycle, which is one year. Hence, the related amounts are classified in current assets.

Inventory unreturned is valued in the same manner as our finished goods inventory.

Long-term Core Inventory

Long-term core inventory consists of:
•	Used Cores — includes cores returned from customers, cores that have been returned by end-users to customers but have not yet been returned to us and cores purchased from core brokers. Used Cores held at our facilities include cores that have not yet been disassembled and cleaned to yield components, cores broken down into core components held in raw material and cores on the production floor as part of work in process.

•	Remanufactured Cores — includes cores held at our facilities as part of finished goods and cores held at customer facilities as part of a finished good.
Long-term core inventory is recorded at average historical purchase price determined based on actual purchases of inventory on hand. The cost and market value of cores for which sufficient recent purchases have occurred are deemed the same as the purchases are made in arms length transactions.

Core Inventory recorded at average purchase price is primarily made up of cores for newer products related to more recent automobile models or products for which there is a less liquid market. We must purchase these Used Cores from core brokers because our customers do not have a sufficient supply of these newer cores available for the core exchange program.

Approximately 15% to 25% of the Used Core units are obtained in these core broker transactions and are valued based on average purchase price.

Inventory is recorded at the lower of cost or market value. In the absence of sufficient recent purchases, we use core broker price lists to assess whether core cost exceeds core market value on an item by item basis. This is known as our “Core Broker Policy”.

The primary reason for the insufficient recent purchases is that we obtain most of our Used Core inventory from the customer core exchange program.

In the fourth quarter of fiscal 2007, we reclassified all of our core inventories to a long-term

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asset account. The determination of the long-term classification was based on our view that we would not realize economic consumption of the cores (meaning realization in cash) in the normal operating cycle.

Accounting guidance we considered in this determination included:

ARB 43, Chapter 3, Section A: Current Assets and Current Liabilities.

FASB Current Text Section I78: Inventory

AICPA Technical Practice Aid TIS Section 2140: Inventory

According to ARB 43, current assets are defined as “...cash or other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” We believe that core components are physically consumed when they become part of the remanufactured units sold to customers, and we experience economic consumption for only the core exchange program shortfall of approximately 4.5%. This shortfall represents the historical difference between the number of finished goods shipped to customers and the number of Used Cores returned to us by customers. We do not experience economic consumption for the remaining portion of the cores because the credits issued upon the return of Used Cores offset the amounts invoiced when the Remanufactured Cores included in finished goods were sold. We do not expect to experience economic consumption for the remaining portion of these cores until our relationship with a customer ends, a possibility that we consider remote based on existing long-term customer agreements and historical experience.

In the fourth quarter of fiscal 2007, the assessment of the timing of the realization of the core values changed due to changes in the economic nature of core transactions in the remanufactured alternator and starter aftermarket. Our retail customers, on whom we rely for a significant percentage of our business, became increasingly less willing to pay for the Remanufactured Core portion of the product because it represented a non-income providing asset. Methods of offsetting or delaying the payment for and carrying the cost of this core inventory included consignment programs like the POS arrangement, additional marketing allowances provided over longer contract periods, and payment holdbacks or longer terms to more closely tie the credits from Used Core returns with the payments for the original Remanufactured Core purchases.

We have recently agreed with several customers to purchase additional SKUs of cores in order to expand the product lines we sell to them and to receive the Used Cores so that we may fill future orders. (We refer to these as “core buybacks” even though we believe much of this inventory was sold to the customer by other vendors. This inventory is re-boxed into MPA boxes and remains at the customer’s locations). These agreements further emphasize the long-term period associated with the realization of cash from core sales.

For these reasons, we concluded that core inventory could no longer be classified as a current asset and has been reclassified to a long-term asset.

Long-term Core Deposit

The long-term core deposit account represents the value of Remanufactured Cores we have agreed to purchase from customers, which are held by the customers and remain on the customers’ premises. The purchase is made through the issuance of credits against that customer‘s receivables either on a one time basis or over an agreed-upon period. The credits against the customer’s receivable are based upon the core purchase price previously established with the customer. At the same time, the Company records the long-term core deposit for the Remanufactured Cores purchased at its standard core cost, determined as noted under Long-term Core Inventory. The long-term core deposit is stated at the lower of

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cost or market. The cost is established at the time of the transaction based on the then current standard core cost, determined as noted under Long-term Core Inventory. The difference between the credit granted and the standard cost of the long-term core deposit is treated as a sales allowance reducing revenue as required under EITF 01-9.

At least annually, and as often as quarterly, reconciliations and confirmations are performed to determine that the number of cores purchased, but retained at the customer’s premises, remains sufficient to support the amounts recorded in the long-term core deposit account. At the same time, the mix of cores is reviewed to determine that the aggregate value of cores in the account has not changed during the reporting period. The Company evaluates the standard cost of cores supporting the aggregate long-term core deposit account each quarter. If the Company identifies any permanent reduction in either the number or the aggregate value of the core inventory mix held at the customer location, the Company will record a reduction in the long-term core deposit account for that period.
Consolidated Statement of Cash Flows, page F-4
17.	We note the adjustments to reconcile net income (loss) to net cash used in operating activities relating to the provisions for inventory reserves, customer finished goods returns accruals, customer allowances earned, customer payment discrepancies, and doubtful accounts. We note from Schedule II that the amounts presented are the net change in the reserves during each period rather than the gross amounts provided or the inventory written-down.
•	Tell us how you concluded that your presentation complies with paragraphs 11-13 of SFAS 95 and explain why that presentation is not confusing to investors.

•	Tell us how your accounting for the allowance for excess and obsolete inventory complies with SAB Topic 5-BB.
Company Response:
In following the guidance set forth in SFAS 95, we have consistently used the indirect or reconciliation method outlined in paragraph 28 rather than the direct method outlined in paragraph 27.

In all filings prior to the Form 10-K for the period ended March 31, 2007, period changes in (i) the provision for customer finished goods returns accruals, (ii) the provision for contractual customer allowances earned and (iii) the provision for customer payment discrepancies were reflected in the net change in net accounts receivable during the interim period.

Because these accounts represent adjustments to our gross revenue balance to arrive at net revenue recognized, shifts in the timing of these offsets materially impact the period end balances in net accounts receivable. We decided, therefore, to disclose each of these significant accounts receivable offset accounts separately in the statement of cash flows beginning with our Form 10-K for the period ended March 31, 2007 and continuing with our Form 10-Q for the three months ended June 30, 2007.

In hindsight, this approach does not comply with SFAS 95. Since (i) the provision for customer finished goods returns accrual and (ii) the provision for contractual customer allowances earned represent amounts which offset gross revenue (i.e. – SFAS 48 adjustments for finished good returns and sales incentives, which effectively reduce sales prices to customers) to derive reported net revenue, the separate disclosure of the related balances are not required under SFAS 95. We will correct the cash flow statement and these items will no longer be separated from the “Change in current assets and liabilities — Accounts receivable” line item in all revised or future filings. We will

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also remove the related disclosures from Schedule II for these two items.

The provision for customer payment discrepancies and the provision for excess and obsolete inventory were reported in our cash flow statement as net changes for the year ended March 31, 2007. We agree that this presentation does not comply with the requirements of SFAS 95. We will correct the cash flow statement so that it appropriately reflects the provision for or recovery of customer payment discrepancies and the provision for and write down of excess and obsolete inventory. We will also adjust the related disclosures in Schedule II to provide a roll-forward properly disclosing the gross provisions and recoveries or write downs.

In accordance with SAB Topic 5-BB, inventory marked down below historical cost under our lower of cost or market policy has a new cost basis; changes in facts and circumstances will not result in increasing the cost basis. Our provision for excess and obsolete inventory is prepared based on the number of units considered to be excess or obsolete at an individual SKU level, As such, we have the ability to identify which specific inventory items have been previously reserved for in our excess inventory reserve calculation. Our determination of the reserve in a subsequent period includes a comparison of those inventory part numbers that were previously reserved. We believe this comparison prevents the restoration of inventory values back up to the original cost basis.
Note B — Summary of Significant Accounting Policies, page F-5
Inventory, Long-Term Core Inventory and Long-Term Core Deposit, page F-5
18.	Please explain why the amounts presented on page F-16 of your 2006 Form 10-K/A for estimated core inventory returns of $6,457,000 at March 31, 2006, is different from the March 31, 2006 Customer Core Returns Accruals balance of $8,019,000 presented on page F-13 of this filing. Provide a reconciliation of the amounts.
Company Response:
The amount of $6,457,000 represented in the note on page F-16 of our 2006 Form 10-K/A includes only the credits recognized as a reduction to accounts receivable attributable to full value Remanufactured Cores sold and expected to be returned. The amounts disclosed in this Note B section are consistent with prior years’ disclosures in this section related to revenue recognition.

This disclosure was discontinued in favor of a more complete analysis of Accounts Receivable – net, which appears on page F-13 of our 2007 Form 10-K. When this new disclosure was completed the prior amount of $6,457,000 was combined with an additional $1,562,000 in Remanufactured Core return credits provided to new nominal-value core customers. This amount, though previously recognized as a reduction to accounts receivable, had not previously been separately disclosed. The description was changed to “Customer core return accruals” to accommodate the additional credits disclosed as a reduction to accounts receivable related to all expected future core returns. This combined amount equaled $8,019,000.

We believe the new disclosure is more informative and provides a more comprehensive analysis of accounts receivable – net, and the type of revenue offsets that we incur.
Revenue Recognition, page F-7
19.	We are aware of your discussions with the Commission’s Office of Chief Accountant relating to your “net-of:-core” accounting and revenue recognition policies. At the conclusion of these consultations, please revise the filing to apply all guidance provided.

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September 19, 2007

Company Response:
Once the discussions/consultations with the Commission’s Office of Chief Accountant are concluded we will revise the filing as needed to apply any guidance provided.
20.	We note from Amendment No. 1 to your March 31, 2006 Form 10-K that “the Company incorrectly recorded a duplicative entry that continued to recognize a gross profit impact resulting from the accrual for certain cores authorized to be returned, but still in transit to the Company from its customers.” Please describe to us the underlying transaction that you incorrectly recorded twice. Explain how the accounting, while duplicated, was consistent with the methodology and journal entries described in paragraphs 57 and 58 of your February 1, 2005 white paper and response 23 of your letter dated June 16, 2005.
Company Response:
The error occurred because we recorded redundant adjustments for the expected return of a core. The redundant adjustments included both the pre-net-of-core FAS 48 adjustment, representing cores in transit from customers, and the post-net-of-core FAS 48 adjustment representing all cores expected to be returned by customers. Both adjustments were incorrectly recorded in each reporting period.
We would record the journal entries for a sale as described in paragraphs 57 and 58 (assuming the goods sold for $60,000, including a $25,000 core charge, and had unit costs of $18,000 and core costs of $12,000) would be as follows:

Entry # 1a
DR	Accounts Receivable	60,000
DR	Cost of Goods Sold – Unit	18,000
DR	Cost of Goods Sold – Core	12,000
CR	Unit Revenue		35,000
CR	Core Revenue		25,000
CR	Inventory – Finished Goods		30,000

Entry # 1b
DR	Core Revenue	25,000
DR	Core Inventory	12,000
CR	Core Liability (Contra A/R)		25,000
CR	Cost of Goods Sold – Core		12,000
When net-of–core accounting was implemented, no revenue or cost of goods sold was recorded for the core portion of the product sold. Instead of recording core revenue and core cost of goods sold, we now establish a core liability account to recognize the credit we will issue to the customer upon return of the Used Cores and a core deposit account to account for the inventory cost of the Used Cores expected to be returned. The following is the entry that is now made when goods are returned:

Entry # 2
DR	Unit Revenue	35,000
DR	Core Liability (Contra A/R)	25,000
DR	Inventory – Finished Goods	30,000
CR	Accounts Receivable		60,000
CR	Cost of Goods Sold – Unit		18,000
CR	Core Deposit		12,000
Because no revenue was recorded for the core portion of the sale of the product, it is now necessary to reverse only the unit portion of the product sale to comply with the various revenue recognition requirements under GAAP, (SAB 104, FASB 48, etc.).The error occurred when we continued to

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record the following entry reversing the full product sales revenue and cost of goods sold, including the core portion, for certain cores that the customer was returning to us, but which were still in-transit from the customer.

Entry # 3
DR	Unit Revenue	35,000
DR	Core Revenue	25,000
DR	Inventory – Finished Goods	30,000
CR	Accounts Receivable		60,000
CR	Cost of Goods Sold – Unit		18,000
CR	Cost of Goods Sold – Core		12,000
Thus a return was accrued using “Entry # 3” when “Entry # 2” should have been used. This meant that we posted a reversal of the revenue and cost of goods sold from the sale of the core portion of a product and thus effectively duplicated Entry # 1b. This resulted in a reduction of core sales and cores cost of goods sold when no core revenues or core cost of sales were recorded at the time of sale.

21.	We note from Amendment No. 1 to your March 31, 2006 Form 10-K that “the Company incorrectly recorded core charge revenue when the amount of revenue was not fixed and determinable.” Please explain to us in more detail the nature of this error and why the revenue was not fixed and determinable.
Company Response:
The error occurred when we incorrectly accounted for nominal value core returns in the same manner that we account for full value core returns.

Nominal Cores

In the case of nominal value cores, there is no billing or price established upon shipment. They are billed for in accordance with contract terms and based upon a periodic reconciliation upon which both we and the customer have agreed. We lack significant historical experience with both the return rates and with the reconciliations and billings for nominal value cores. The first reconciliations were completed during the fiscal year ended March 31, 2007. These uncertainties were deemed to be significant enough to preclude us from making a reasonable estimate of the rate at which nominal value cores would be returned and thus the amount that we would be able to record as revenue. We thus assume that all nominal value cores will be returned and no related revenue will be recognized until we complete a reconciliation of the number and value of the cores that will not be returned and reach agreement on these figures with the customer.

Full Value Cores

In recording revenue for full value cores, we apply the general guidelines outlined in SAB 104, which indicate:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.
Under these general guidelines, we have identified the following revenue recognition issues that are applicable to our core exchange program.
•	We grant our customers a general right of return. (“General Right of Return”)

•	We provide credits for the return of a used but otherwise substantially homogeneous component of the product sold to the customer, which reduces the customer’s obligation to

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pay us for the product sold to them. (“Core Exchange Program”)
We use the guidance in FASB 48, Revenue Recognition When Right of Return Exists (FASB 48) in determining our ability to record revenue given the existence of the issues noted above. Under FASB 48, we must meet the following six conditions in order to record revenue:
•	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

•	The buyer has paid the seller or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

•	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

•	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

•	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

•	The amount of future returns can be reasonably estimated.
When we consider these requirements in the case of the General Right of Return and the Core Exchange Program, we believe we are able to appropriately determine our revenue based on the type of return being made and our ability to reasonably estimate the future returns.

General Right of Return revenue reductions are based on estimated future returns in two major categories:
General Returns – Includes returns of the “non-core”, “add-on”, or “unit” portion of the remanufactured alternator or starter for all reasons other than a customer’s stock adjustment. These returns are estimated based on historical return trends, which are consistent over time.

Stock Adjustment Returns — Includes returns of the “non-core”, “add-on”, or “unit” portion of the remanufactured alternator or starter to enable a customer to adjust the inventory of our remanufactured alternators and starters that are available on their shelves for sale to end-users. These returns are estimated based on detailed information obtained from the customers regarding their expectations for stock adjustments going forward through the next operating cycle, which is approximately six months based on inventory turns.
When considering Core Exchange Program returns, however, the assumption that forms the basis of our net-of-core accounting is that all cores will be returned. Based on historical experience, however, we can reasonably estimate that all full value cores will not, in fact, be returned. Cores are not returned at a rate of 100% because either the end-user does not return a used core to our customer when they purchase a remanufactured alternator or starter or the remanufactured alternator, starter or used core is permanently misplaced or stolen from the customer’s location. In the case of a full value core return, therefore, a more reasonable estimate is that approximately 95.5% of cores are returned and the remainder is lost to what we call “shrinkage”. This estimate is supported by historical full value core return trends that show that the rate of shrink is approximately 4.5%.

We reviewed paragraph 8 of FASB 48 regarding factors that might preclude a reasonable estimate of returns:
•	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand;

•	Relatively long periods in which a particular product may be returned;

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•	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers; and

•	Absence of a large volume of relatively homogeneous transactions
Because of the consistent volume of returns and/or the relatively short operating cycle enabling better estimates, we feel that none of these factors keep us from making a reasonable estimate of full value returns. The fact that a full value core can be returned over an extended period of time does not affect the reasonableness of our estimate, because full value core returns are estimated using historical trends and rates. The number of full value cores that may have a delayed return is not material and would not alter the long term estimate of expected full value core returns.
Note E. Accounts Receivable, page F-12
22.	Please reconcile the amount of customer finished goods returns accruals of $3,522,000 as of March 31, 2006 with the amount of estimated sales returns of $977,000 included in accounts receivables as of March 31, 2006 per page F-16 of Amendment No. 1 to your March 31, 2006 Form 10-K.
Company Response: (See also response to question 18.)
This disclosure originally appearing in the note on page F-16 of our March 31, 2006 Form 10-K/A was replaced with a more complete analysis of the Accounts Receivable – net, which appears on page F-13 of our March 31, 2007 Form 10-K.

The new disclosure includes:
a.	the original amount of $977,000 related to the known unit returns for which a return-goods-authorization (“RGA”) had been issued;

b.	$778,000 in additional units estimated to be returned based on the historical warranty return rate over the prior twelve month period; and

c.	$1,767,000 in anticipated unit returns related to customer stock adjustments.
The amount of $977,000 included in the note on page F-16 of our 2006 Form 10-K/A includes only the amounts that are an offset to accounts receivable due to known unit returns for which an RGA had been issued and the related unit was expected to be returned in the short term. The amounts disclosed in this Note B section are consistent with prior years’ disclosures in this section related to revenue recognition.

The disclosure heading was changed to “Customer finished goods returns accruals” to reflect the additional accounts receivable offset amounts related to all expected future unit returns, which total $3,522,000. We believe the new disclosure is more informative and provides a more comprehensive analysis of accounts receivable – net, and the type of revenue offsets that we incur.

23.	Please reconcile the amount of customer core returns accruals of $8,019,000 as of March 31, 2006 with the amount of estimated core inventory returns of $6,457,000 included in accounts receivables as of March 31, 2006 per page F-16 of Amendment No. 1 to your March 31, 2006 Form 10-K.
Company Response:
See the response to question 18.

24.	Please tell us and revise your accounting policy disclosure to describe the nature and purpose of the Provision for customer payment discrepancies reserve. Describe the transactions and situations that would

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require you to make such a provision. Explain how these situations would differ from those that would result in a provision for doubtful accounts. Provide us with sample journal entries to show how you increase as well as relieve the reserve.
Company Response:
We maintain an allowance for pending customer payment discrepancies to record amounts short paid on customer invoices and reported as disputed by customers and an expected amount based on historical trends that may be disputed by customers based on current period sales. This allowance is included as a contra account within accounts receivable – net.

These discrepancies relate to unit prices and/or quantities of finished goods shipped to or returned from customers. The allowance is recorded as an adjustment to receivables and is calculated using a combination of the actual short payment by customers and the percentage of open current accounts receivable. The calculated change in the allowance is recorded as an adjustment to revenue in the current period. Resolution of the discrepancies may result in either a reversal of the allowance for invoices proven to be correct or in a write-down of the accounts receivable and allowance for invoices proven to be erroneous.

These situations differ from those that would result in a provision for doubtful accounts because these are specific disputed portions of transactions that can eventually be resolved through presentation of supporting documentation at which point payment is made or a reduction of revenue is recorded. In addition, the discrepancies can, in fact, be overpayments by the customer as well as under payments and have no correlation to the credit quality of the customer.

The journal entry used to record the potential discrepancy (assuming a discrepancy of $100) is:

Revenue	$100
Allowance for customer payment discrepancies		$100
If the discrepancy is ultimately resolved in the Company’s favor, the entry is reversed:

Allowance for customer payment discrepancies	$100
Revenue		$100
If the discrepancy is ultimately resolved in the customer’s favor, the journal entry is:

Allowance for customer payment discrepancies	$100
Accounts Receivable		$100
Note F. Inventory, page F-13
25.	Please provide us with a reconciliation of each of the amounts presented for Raw materials, Work-in-process, Finished goods — POS, and finished goods as of March 31, 2006 in this note and the amounts presented in the same captions in Note E of your 2006 Form 10-K/A filed on February 13, 2007. Clearly explain the reasons for changes in the balances.
Company Response:
The table below reconciles the amounts for Raw materials, Work-in-process, Finished goods – POS and Finished goods as of March 31, 2006 shown in Note E – Inventory, which appeared in Amendment No. 1 to our Form 10-K for the period ended March 31, 2006 to the amounts shown in Note F – Inventory, which appeared in our Form 10-K for the period ended March 31, 2007.

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	Per 2007 10K		Per 2006 10K/A
	Fiscal Year Ended		Fiscal Year Ended
	March 31,		March 31,
	2006	Δ	2006
Raw materials	$8,721,000	$10,516,000	$19,237,000
Work-in-process	82,000	413,000	495,000
Finished goods — POS consignment inventory	9,067,000	6,877,000	15,944,000
Finished goods	15,401,000	8,793,000	24,194,000

	33,271,000	26,599,000	59,870,000
Less allowance for excess and obsolete inventory	(1,989,000)	—	(1,989,000)

Total	$31,282,000	$26,599,000	$57,881,000

The changes were made to provide disclosure line item amounts as of March 31, 2006 that were comparable to the same disclosure line item amounts as of March 31, 2007.

Changes in the above noted line item amounts are directly related to the reclassification of long-term core inventory disclosed in the Management’s Discussion and Analysis section of the Form 10-K for the period ended March 31, 2007 and in Note B to the consolidated financial statements contained in that filing.

For a complete discussion of the reasons for the changes in the balances and the proposed change in the disclosures noted above, please see our responses to the Staff’s comments number 15 and 16.
Note I. Pay-on-Scan Arrangement; Termination of Pay-on-Scan Arrangement; and Inventory Transaction with Largest Customer, page F-13
26.	We note from Amendment No. 2 to your June 30, 2006 Form 10-Q that you reflected a net due from customer under the POS arrangement of $2,005,000 as of June 30, 2006. Please tell us and disclose whether this balance was ever paid or whether and how this balance was considered in the August 2006 agreement.
Company Response:
The balance of $2,005,000 at June 30, 2006 represented the amount to be paid by the customer as they sold the remaining transition inventory (i.e. the Remanufactured Core and Add-on value of inventory which we repurchased over a 24 month period that ended when the final credit was provided to the customer in April 2006) to end-user consumers.

This amount was reduced through additional payments of $40,000 to approximately $1,965,000 at the time of the August 2006 agreement. The $1,965,000 was relieved when the customer purchased the remaining transition inventory unit portions and transferred the remaining transition Remanufactured Cores to us under the August 2006 agreement. Because $1,160,000 of this amount represented the unit portion of the remaining transition inventory that had previously been recognized, this revenue was not recognized as part of the revenue from the sale of the remaining unit portion of POS inventory.

Also, see the response to question 27.

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27.	We note from your disclosure on page 34 of Amendment No. 1 to your September 30, 2006 Form 10-Q that “the customer purchased those products previously shipped on a POS basis for approximately $25,795,000. This transaction, after the application of [your] revenue recognition policies, increased net sales by $19,795,000 for the three and six months ended September 30, 2006.” Please tell us and disclose what the difference of $6,000,000 represents.
Company Response:
The $6,000,000 represents the difference between sales price accounting and net revenue accounting from the sale of the unit portions of POS inventory. This includes the reduction for the unit portion of the transition revenue previously recorded of $1,160,000 (see the response to question 26). It also includes the reduction in revenue of approximately $4,520,000 required under FAS 48 for estimated future returns related to our general right of return and a reduction of $320,000 in revenue required under EITF 01-9 for contractual discounts on the units sold.

28.	You disclose that you purchased approximately $19,980,000 of the customer’s core inventory by issuing credits to the customer in that amount on August 31, 2006. Please tell us and revise to disclose whether you purchased dirty/used cores from this customer and, if so, explain why the dirty/used cores were not returned to you for remanufacturing. If not, please explain what you purchased for $19,980,000 and why you reflect $11,918,000 of core inventory unreturned on your books. Tell us and disclose the significant terms of this agreement.
Company Response:
See also the response to question 7.

We purchased Remanufactured Cores for $19,980,000 from a customer as part of a “core buyback”, not Used Cores. The Remanufactured Cores remain at the customer’s location as part of a finished good. As noted in the response to question 7, we will revise the Form 10-K filing for the period ended March 31, 2007 to clarify the nature of the cores being discussed.

The $11,918,000 represents the market value of these Remanufactured Cores purchased at the time of the transaction. The difference of $8,062,000 between the price paid for the Remanufactured Cores and the market value of Remanufactured Cores is a sales incentive recorded as a reduction of revenue under the requirements of EITF 01-9.

We believe that the significant terms of the referenced agreement are disclosed in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K for the fiscal year ended March 31, 2007 under the heading “Multi-year Vendor Agreements”. The full content of both the POS Agreement amendment and the Vendor Agreement amendment are filed with the SEC as part of a Form 8-K filed on August 30, 2006.

29.	On page 5 you disclose that the long-term core deposit balance related to the agreement was $19,629,000 as of March 31, 2007. Please provide similar disclosure in this note. Please also tell us and disclose the reasons for the increase in the balance between August 31, 2006 and March 31, 2007.
Company Response:
We will revise the disclosure in Note I to add the related disclosure from page 5 as noted above.

The Long Term Core Deposit balance related to this customer increased by approximately $334,000 between August 31, 2006 and March 31, 2007. The increase was the result of a second core repurchase from the customer in January 2007. This transaction was not separately disclosed because the effect of the transaction was not deemed material. However, the disclosure, both on page 5 and in Note I will be revised to clarify that the Long-term Core Deposit related to this August

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transaction has not changed, but that the total balance in the account has increased due to an additional subsequent core repurchase.
Note O. Commitments and Contingencies, page F-17
Commitments to Provide Marketing Allowances under Long-Term Customer Contracts, page F-18
30.	Please disclose the significant terms of the agreement you entered into in the fourth quarter of fiscal 2005 with “one of the largest automobile manufacturers.” We note the disclosure in the second paragraph on page 30 of Amendment No. 2 to your June 30, 2006 Form 10-Q.
Company Response:
We believe the significant terms of the referenced agreement are disclosed in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K for the fiscal year ended March 31, 2007 under the heading “Multi-year Vendor Agreements” on p. 28. This disclosure is substantially identical to the disclosure in the second paragraph on page 30 of Amendment No. 2 to our June 30, 2006 Form 10-Q.

31.	On page 5 you disclose that the long-term core deposit balance related to the $10.3 million agreement was $1,938,000 as of March 31, 2007. In this note you refer to having long-term core inventory of the same amount related to this agreement. Please tell us whether you use the terms interchangeably in the filing. Otherwise, tell us whether you recorded a long-term core deposit or long-term core inventory related to the transaction and revise to provide consistent disclosure in the filing.
Company Response:
We will revise the phrase in Note O to “long-term core deposit” from “long-term core inventory” to provide consistent disclosure.

32.	On page 5 you refer to the establishing a core inventory account for “the value of the core inventory estimated to be on hand with the customer.” On page F-18 you refer to “inventory in customer hands.” Please clarify and reconcile. Please explain why the purchased cores were not returned to you for remanufacturing.
Company Response: (See Response to Question 7.)
As noted previously, we will revise the filing to clarify the nature of the cores being discussed. Here the purchased cores are Remanufactured Cores that remain on the customer’s locations as a product available for sale to a consumer.

Both page 5 and page F-18 will be revised to state the nature and location of the cores.

33.	Tell us whether you recorded a liability related to the credits due to the customer under the July 2006 agreement. If not, explain why. Tell us whether the credits are contingent upon the customer making future purchases. Tell us whether you took possession of the core inventory you agreed to acquire in the transaction. If not, please tell us the timing and means by which the core inventory was to be delivered to you.
Company Response:
While we do not record a liability related to the contractual credits to be paid over time, we do disclose the contractual obligation to issue credits to repurchase the Remanufactured Cores over time. However, if the customer relationship terminates, or as happened in this case, the agreement is

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amended by either party, we are under no future obligation to purchase additional Remanufactured Cores held at the customer’s location. Therefore, the credits are contingent upon the continuation of the customer relationship and hence contingent on future purchases by the customer.

As noted earlier, we will clarify the nature of the core under discussion. As the agreement was to purchase the Remanufactured Cores held at the customer’s locations, we do not take physical possession of these cores.
Note P. Major Customers and Suppliers, page F-19
34.	You disclose your five largest customers based upon gross sales net of returns, exclusive of sales recorded under EITF 01-9. Please revise to disclose the total amount of’ U.S. GAAP based revenues from each customer that is 10% or more of your U.S. GAAP revenues, consistent with paragraph 39 of SFAS 131.
Company Response:
We will revise our disclosure in Note P to reflect the total U.S. GAAP based revenues from each customer that is 10% or more of our U.S. GAAP revenues, consistent with paragraph 39 of SFAS 131.
Exhibits 31.1 and 31.2. Certifications
35.	We note that you are now an accelerated filer and this Form 10-K is the first annual report wherein you were required to comply with Items 308(a) and (b). As such , please revise the certifications filed in the amended 2007 10-K to include the introductory language of paragraph 4 as well as paragraph 4(b) in Item 601(31) of Regulation S-K.
Company Response:
We will amend the certifications filed in the amended 2007 Form 10-K to include the introductory language of paragraph 4 as well as paragraph 4(b) in Item 601(31) of Regulation S-K.

36.	Further, we note that you replaced the word ‘report’ with ‘annual report’ in the paragraph 3. Please revise the certifications filed with the amended 2007 10-K, accordingly.
Company Response:
We will revise the certifications accordingly.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2006
Controls and Procedures, page 14
37.	We note your statement that the chief executive officer and chief financial officer have concluded that “there remain certain deficiencies [you] consider to be material weaknesses in [your] disclosure controls and procedures as of the end of the period covered by [your] report.” It remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please confirm that your chief executive officer and chief financial officer concluded that as of March 31, 2006 your disclosure controls and procedures were ineffective and as applicable in future filings, please state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you could state that your disclosure controls and procedures are effective including

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consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Alternatively, if true, you could state that given the identified matters, your disclosure controls and procedures are not effective.
Company Response:
Our chief executive officer and chief financial officer concluded that as of March 31, 2006 our disclosure controls and procedures were ineffective. In future filings, we will state, in clear and unqualified language, the conclusions reached by our chief executive officer and our chief financial officer on the effectiveness of our disclosure controls and procedures.

38.	In addition, we note that you did not include the disclosures and conclusions required by Item 307 of Regulation S-K on the effectiveness of your disclosure controls and procedures in your amendments to your Forms 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006 filed on July 13, 2007. Please amend each of the filings to include the required disclosure and the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered by each report.
Company Response:
We will amend the Form 10-Q amendments to include such disclosures and conclusions.
Form 8-K dated June 30, 2007
39.	We note that you provide the required reconciliations of your non-GAAP to GAAP-based measures in the form of statements of operations for the three months ended March 31, 2006 and 2007 and for the years ended March 31, 2006 and 2007. This format may be confusing to investors as it includes several non-GAAP measures, such as non-GAAP sales and marketing expense, non-GAAP interest expense and Adjusted EBITDA, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. To eliminate investor confusion, please remove these statements of income and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
Company Response:
We will amend the registration statement to delete the reference to the Form 8-K dated June 30, 2007 in the section of the registration statement entitled “Incorporation of Certain Information by Reference.”

40.	In addition, please comply fully with Instruction 2 to Item 2.02 of Form 8-K which requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, included on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

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Company Response:
See our response to Comment 39.

41.	We note that you include quotes from your officers that present your 2007 fourth quarter “pro forma” gross margins and operating loss using existing production costs in May 2007. However, we note that you have not provided the information required by Item 10(e) of Regulation S-K for these measures.
•	Please revise the filing to provide the required information for each non-GAAP financial measure presented, including ratios.

•	In addition, as this presentation does not appear to meet any of the conditions outlined in Rule 11-01(a) of Regulation S-X for presenting pro forma financial information, please remove that term from the name of these measures in all future filings and instead use a title that describes the measures and indicates that they are not GAAP, such as “Non-GAAP operating loss" or “Adjusted gross margins.”
Company Response:
See our response to Comment 39.

42.	We note the disclosure in the fourth paragraph of the Financial Condition section which indicates that you have completed the section 404 of Sarbanes-Oxley endeavor and you are now able to provide your shareholders with a greater level of confidence in your financial controls and procedures. However, we note from page 30-31 of your March 31, 2007 Form 10-K that you concluded that your disclosure controls and procedures were not effective as of period-end, that you did not maintain effective control over financial reporting as of the same date and that remediation efforts are ongoing with a goal of resolving all material weaknesses by March 31, 2008. Please revise the Form 8-K to include similar disclosure that balances the statements made by your CFO in the press release.
Company Response:
See our response to Comment 39.

43.	We note that you have incorporated this Form 8-K by reference into your Form S-1 filed July 26, 2007. We also note that it appears that the nature of some of your reconciling items, for example — front loaded marketing allowances, stock adjustments, and SOX consulting fees, may be such that the charge or gain is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual under those conditions. Please revise the filing to comply, or tell us how your current presentation meets the requirements of Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures. See also General Instruction B.2 of Form 8-K.
Company Response:
See our response to Comment 39.

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September 19, 2007

44.	Please tell us the nature of adjustment (1)(a) to your March 31, 2007 operating results wherein you subtracted “$2.2 million in stock adjustments previously added back related to update orders which orders should be shipped in the fourth quarter.” Please explain how the transaction was reflected in the GAAP based financial statements and why you are making this adjustment. Discuss why you refer to something that should be shipped in the fourth quarter considering that the information reflects fourth quarter results.
Company Response:
See our response to Comment 39.

45.	Please tell us the nature of adjustments (1)(d) and (2)(b) to your March 31, 2007 operating results wherein you added back revenues and cost of sales related to deferred core revenues. Please explain why you are making this adjustment and how it is consistent with Item 10(e) of Regulation S-K.
Company Response:
See our response to Comment 39.
Form 8-K dated August 4, 2007 (actual date August 9, 2007)
46.	In future filings, please comply fully with Instruction 2 to Item 2.02 of Form 8-K which requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(l)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, included on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Should you incorporate this Form 8-K by reference into a registration statement, please amend the Form 8-K to include the required information.
Company Response:
In future filings, we intend to comply fully with Instruction 2 to Item 202 of Form 8-K. We will not incorporate the Form 8-K dated August 9, 2007 into the registration statement.

47.	We note that you discuss cash flow from operations after excluding a reduction of accounts payable. We also note that you discuss this measure before discussing your net cash used in operating activities for the quarter. Please revise future filings so that you do not present a non-GAAP measure with more prominence than the GAAP measure and provide the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K. Should you incorporate this Form 8-K by reference into a registration statement, please amend the Form 8-K to include the required information.
Company Response:
See our response to Comment 46.